Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2016	2015
	(in millions, except ratios)
Net income	$88	$100
Income taxes	49	56
Capitalized interest	(3)	(5)
	134	151
Fixed charges, as defined:

Interest	109	113
Capitalized interest	3	5
Interest component of rentals charged to operating expense	—	—
Total fixed charges	112	118

Earnings, as defined	$246	$269

Ratio of earnings to fixed charges	2.20	2.28